SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 2)

                                  ----------

                         Bronco Drilling Company, Inc.
---------------------------------------------------------------------------
                                (Name of Issuer)


Common Stock, $.01 par value per share                112211107
------------------------------              -------------------------------
(Title of class of securities)                      (CUSIP number)

Todd J. Mason
Alpine Associates, A Limited Partnership
100 Union Avenue, Cresskill, NJ  07626, (201) 871-0866
----------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                              September 10, 2008
----------------------------------------------------------------------------
(Date of event which requires filing of this statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).







                      (Continued on following pages)

====================
CUSIP No. 112211107                 13D
====================


----------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON: Alpine Associates, A Limited
         Partnership
----------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
----------------------------------------------------------------------------
    3    SEC USE ONLY
----------------------------------------------------------------------------
    4    SOURCE OF FUNDS: WC
----------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
----------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  New Jersey
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER:          861,200
NUMBER OF SHARES  ----------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER:              0
    OWNED BY      ----------------------------------------------------------
 EACH REPORTING    9    SOLE DISPOSITIVE POWER:     861,200
   PERSON WITH    ----------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER:         0
----------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  861,200
----------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:
----------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.99%
----------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON: PN, BD
----------------------------------------------------------------------------

====================
CUSIP No. 112211107                 13D
====================


----------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON: Alpine Partners, L.P.
----------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
----------------------------------------------------------------------------
    3    SEC USE ONLY
----------------------------------------------------------------------------
    4    SOURCE OF FUNDS: WC
----------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
----------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  New Jersey
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER:          129,200
NUMBER OF SHARES  ----------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER:              0
    OWNED BY      ----------------------------------------------------------
 EACH REPORTING    9    SOLE DISPOSITIVE POWER:     129,200
   PERSON WITH    ----------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER:         0
----------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  129,200
----------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:
----------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.45%
----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON: PN, BD
----------------------------------------------------------------------------

====================
CUSIP No. 112211107                 13D
====================


----------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON:  Alpine Associates II, L.P.
----------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
----------------------------------------------------------------------------
    3    SEC USE ONLY
----------------------------------------------------------------------------
    4    SOURCE OF FUNDS: WC
----------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
----------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  New Jersey
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER:           76,700
NUMBER OF SHARES  ----------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER:              0
    OWNED BY      ----------------------------------------------------------
 EACH REPORTING    9    SOLE DISPOSITIVE POWER:      76,700
   PERSON WITH    ----------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER:         0
----------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  76,700
----------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:
----------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.27%
----------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON: PN
----------------------------------------------------------------------------

====================
CUSIP No. 112211107                 13D
====================


----------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON: Palisades Partners, L.P.
----------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
----------------------------------------------------------------------------
    3    SEC USE ONLY
----------------------------------------------------------------------------
    4    SOURCE OF FUNDS: WC
----------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
----------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  Delaware
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER:           32,700
NUMBER OF SHARES  ----------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER:              0
    OWNED BY      ----------------------------------------------------------
 EACH REPORTING    9    SOLE DISPOSITIVE POWER:      32,700
   PERSON WITH    ----------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER:         0
----------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  32,700
----------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:
----------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.11%
----------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON: PN
----------------------------------------------------------------------------

====================
CUSIP No. 112211107                 13D
====================


----------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON: Alpine Associates Offshore Fund Ltd.
----------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
----------------------------------------------------------------------------
    3    SEC USE ONLY
----------------------------------------------------------------------------
    4    SOURCE OF FUNDS: WC
----------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
----------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  British Virgin Islands
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER:           25,800
NUMBER OF SHARES  ----------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER:              0
    OWNED BY      ----------------------------------------------------------
 EACH REPORTING    9    SOLE DISPOSITIVE POWER:      25,800
   PERSON WITH    ----------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER:         0
----------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  25,800
----------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:
----------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.09%
----------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON: CO
----------------------------------------------------------------------------

====================
CUSIP No. 112211107                 13D
====================


----------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON: Alpine Associates Offshore Fund II Ltd.
----------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
----------------------------------------------------------------------------
    3    SEC USE ONLY
----------------------------------------------------------------------------
    4    SOURCE OF FUNDS: WC
----------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
----------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  British Virgin Islands
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER:           20,700
NUMBER OF SHARES  ----------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER:              0
    OWNED BY      ----------------------------------------------------------
 EACH REPORTING    9    SOLE DISPOSITIVE POWER:      20,700
   PERSON WITH    ----------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER:         0
----------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  20,700
----------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:
----------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.07%
----------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON: CO
----------------------------------------------------------------------------

====================
CUSIP No. 112211107                 13D
====================


----------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON:  Alpine Institutional, L.P.
----------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
----------------------------------------------------------------------------
    3    SEC USE ONLY
----------------------------------------------------------------------------
    4    SOURCE OF FUNDS: WC
----------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
----------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  New Jersey
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER:           43,100
NUMBER OF SHARES  ----------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER:              0
    OWNED BY      ----------------------------------------------------------
 EACH REPORTING    9    SOLE DISPOSITIVE POWER:      43,100
   PERSON WITH    ----------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER:         0
----------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  43,100
----------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:
----------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.15%
----------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON: PN
----------------------------------------------------------------------------

====================
CUSIP No. 112211107                 13D
====================


----------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON:  Alpine Enhanced, L.P.
----------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
----------------------------------------------------------------------------
    3    SEC USE ONLY
----------------------------------------------------------------------------
    4    SOURCE OF FUNDS: WC
----------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
----------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  New Jersey
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER:           13,700
NUMBER OF SHARES  ----------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER:              0
    OWNED BY      ----------------------------------------------------------
 EACH REPORTING    9    SOLE DISPOSITIVE POWER:      13,700
   PERSON WITH    ----------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER:         0
----------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  13,700
----------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:
----------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.05%
----------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON: PN
----------------------------------------------------------------------------

====================
CUSIP No. 112211107                 13D
====================


----------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON: Eckert Corporation
----------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
----------------------------------------------------------------------------
    3    SEC USE ONLY
----------------------------------------------------------------------------
    4    SOURCE OF FUNDS: OO
----------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
----------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  Delaware
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER:          990,400
NUMBER OF SHARES  ----------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER:        133,500
    OWNED BY      ----------------------------------------------------------
 EACH REPORTING    9    SOLE DISPOSITIVE POWER:     990,400
   PERSON WITH    ----------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER:   133,500
----------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  1,123,900
----------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:
----------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  3.90%
----------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON: CO
----------------------------------------------------------------------------

====================
CUSIP No. 112211107                 13D
====================


----------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON: Victoria Eckert
----------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
----------------------------------------------------------------------------
    3    SEC USE ONLY
----------------------------------------------------------------------------
    4    SOURCE OF FUNDS: OO
----------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
----------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  United States
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER:          990,400
NUMBER OF SHARES  ----------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER:        133,500
    OWNED BY      ----------------------------------------------------------
 EACH REPORTING    9    SOLE DISPOSITIVE POWER:     990,400
   PERSON WITH    ----------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER:   133,500
----------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  1,123,900
----------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:
----------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  3.90%
----------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON: IN
----------------------------------------------------------------------------

====================
CUSIP No. 112211107                 13D
====================


----------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON: Gordon A. Uehling, Jr.
----------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
----------------------------------------------------------------------------
    3    SEC USE ONLY
----------------------------------------------------------------------------
    4    SOURCE OF FUNDS: OO
----------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
----------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  United States
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER:           32,700
NUMBER OF SHARES  ----------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER:              0
    OWNED BY      ----------------------------------------------------------
 EACH REPORTING    9    SOLE DISPOSITIVE POWER:      32,700
   PERSON WITH    ----------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER:         0
----------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  32,700
----------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:
----------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.11%
----------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON: IN
----------------------------------------------------------------------------

====================
CUSIP No. 112211107                 13D
====================


----------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON: Arbitrage & Trading Management Company
----------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
----------------------------------------------------------------------------
    3    SEC USE ONLY
----------------------------------------------------------------------------
    4    SOURCE OF FUNDS: OO
----------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
----------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  New Jersey
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER:           63,700
NUMBER OF SHARES  ----------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER:        166,200
    OWNED BY      ----------------------------------------------------------
 EACH REPORTING    9    SOLE DISPOSITIVE POWER:      63,700
   PERSON WITH    ----------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER:   166,200
----------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  229,900
----------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:
----------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.80%
----------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON: OO
----------------------------------------------------------------------------

====================
CUSIP No. 112211107                 13D
====================


----------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON: Robert E. Zoellner
----------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
----------------------------------------------------------------------------
    3    SEC USE ONLY
----------------------------------------------------------------------------
    4    SOURCE OF FUNDS: OO
----------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):
----------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  United States
----------------------------------------------------------------------------
                   7    SOLE VOTING POWER:           63,700
NUMBER OF SHARES  ----------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER:        166,200
    OWNED BY      ----------------------------------------------------------
 EACH REPORTING    9    SOLE DISPOSITIVE POWER:      63,700
   PERSON WITH    ----------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER:   166,200
----------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  229,900
----------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:
----------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.80%
----------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON: IN
----------------------------------------------------------------------------

Item 5.   INTEREST IN SECURITIES OF THE ISSUER
-------   ------------------------------------

          (a) Associates owns 861,200 shares of the Stock. Partners owns 129,200 shares of the Stock. Alpine II owns 76,700 shares of the Stock. Palisades owns 32,700 shares of the Stock. Offshore owns 25,800 shares of the Stock. Offshore II owns 20,700 shares of the Stock. Institutional owns 43,100 shares of the Stock. Enhanced owns 13,700 shares of the Stock. A&T has sole voting and dispositive power with respect to a managed account which owns 17,200 shares of the Stock. The Reporting Entities believe, based on the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, that the shares owned by Associates, Partners, Alpine II, Palisades, Offshore, Offshore II, Institutional, Enhanced and the managed account that is under the direction of A&T represent approximately 2.99%, 0.45%, 0.27%, 0.11%, 0.09%, 0.07%, 0.15%, 0.05% and 0.06%, respectively, of the total outstanding shares. As the general partner of Alpine, Partners, Alpine II, Institutional and Enhanced, Eckert Corporation may be deemed to beneficially own the 1,123,900 shares of Stock owned by such entities, representing approximately 3.90% of the total outstanding shares. As the sole stockholder and director of Eckert Corporation, Ms. Eckert may be deemed to beneficially own such 1,123,900 shares of Stock. As the general partner of Palisades, Mr. Uehling may be deemed to beneficially own the 32,700 shares of Stock owned by Palisades, representing approximately 0.11% of the total outstanding shares. Pursuant to investment advisory agreements with Alpine II, Palisades, Offshore, Offshore II, Institutional, Enhanced and one managed account, A&T may be deemed to beneficially own the 229,900 shares of Stock owned by such entities, representing approximately 0.80% of the total outstanding shares. As the owner and operator of A&T, Mr. Zoellner may be deemed to beneficially own such 229,900 shares of Stock. Eckert Corporation, Ms. Eckert, Mr. Uehling, A&T and Mr. Zoellner disclaim beneficial ownership of any such shares of Stock except to the extent of their pecuniary interest therein.
          (c) Schedule I attached hereto describes all transactions in the Stock by the Reporting Entities since July 21, 2008.
          (e) As of the date of this filing, the Reporting Entities are, in the aggregate, the beneficial owners of 1,220,300 shares of the Stock. Based on the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, which was filed with the Securities and Exchange Commission on September 10, 2008, the Reporting Entities have ceased, in the aggregate, to be the beneficial owners of more than five percent of the Stock.

                                    SCHEDULE 13-D
                                    -------------

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dates:  September 19, 2008

                                    /S/TODD MASON
                                    ---------------------------------
                                    ECKERT CORPORATION,
                                    On its own behalf,
                                    and as the General Partner of
                                    ALPINE ASSOCIATES, A LIMITED PARTNERSHIP,
                                    ALPINE PARTNERS, L.P.,
                                    ALPINE ASSOCIATES II, L.P.,
                                    ALPINE INSTITUTIONAL, L.P.,
                                    and ALPINE ENHANCED, L.P.
                                    By Todd Mason,
                                    Vice President

                                    /S/TODD MASON
                                    ---------------------------------
                                    PALISADES PARTNERS, L.P.
                                    By Todd Mason,
                                    Managing Director

                                    /S/TODD MASON
                                    ---------------------------------
                                    ALPINE ASSOCIATES OFFSHORE FUND LTD.
                                    By Todd Mason,
                                    Vice President

                                    /S/TODD MASON
                                    ---------------------------------
                                    ALPINE ASSOCIATES OFFSHORE FUND II LTD.
                                    Todd Mason,
                                    Vice President

                                    /S/TODD MASON
                                    ---------------------------------
                                    ARBITRAGE & TRADING MANAGEMENT COMPANY
                                    By Todd Mason,
                                    Chief Compliance Officer

                                    /S/TODD MASON
                                    ---------------------------------
                                    Todd Mason,
                                    As attorney-in-fact for each of
                                    Victoria Eckert, Gordon A. Uehling, Jr.
                                    and Robert E. Zoellner.

                                SCHEDULE I


                          TRANSACTIONS BY ASSOCIATES
                       ---------------------------------

                  NO. OF SHARES          NO. OF SHARES            PRICE PER
TRADE DATE        PURCHASED (1)              SOLD (1)             SHARE (2)
----------        -------------          -------------            ---------
07/22/08                 0                   142500               17.25
09/09/08                 0                    35500               13.475
09/10/08                 0                     9100               13.2208
09/10/08                 0                    12000               13.1817
09/10/08                 0                    28800               13.1817
09/11/08                 0                    17600               13.29
09/11/08                 0                    13300               13.35
09/11/08                 0                    10700               13.28
09/18/08                 0                    11800               11.3847


                          TRANSACTIONS BY PARTNERS
                       ---------------------------------

                  NO. OF SHARES          NO. OF SHARES            PRICE PER
TRADE DATE        PURCHASED (1)              SOLD (1)             SHARE (2)
----------        -------------          -------------            ---------
07/22/08                 0                    27100               17.25
09/09/08                 0                     5400               13.475
09/10/08                 0                     7400               13.1817
09/11/08                 0                     2700               13.29
09/11/08                 0                     1900               13.35
09/11/08                 0                     1600               13.28
09/18/08                 0                     1800               11.3847


                          TRANSACTIONS BY ALPINE II
                       ---------------------------------

                  NO. OF SHARES          NO. OF SHARES            PRICE PER
TRADE DATE        PURCHASED (1)              SOLD (1)             SHARE (2)
----------        -------------          -------------            ---------
07/22/08                 0                    18000               17.25
07/31/08              2000                        0               17.50
08/29/08              1000                        0               15.85
09/09/08                 0                     3200               13.475
09/10/08                 0                     4400               13.1817
09/11/08                 0                     1600               13.29
09/11/08                 0                     1100               13.35
09/11/08                 0                     1000               13.28
09/18/08                 0                     1000               11.3847

                          TRANSACTIONS BY PALISADES
                       ---------------------------------

                  NO. OF SHARES          NO. OF SHARES            PRICE PER
TRADE DATE        PURCHASED (1)              SOLD (1)             SHARE (2)
----------        -------------          -------------            ---------
07/22/08                 0                     6600               17.25
09/09/08                 0                     1400               13.475
09/10/08                 0                     1800               13.1817
09/11/08                 0                      700               13.29
09/11/08                 0                      500               13.35
09/11/08                 0                      400               13.28
09/18/08                 0                      500               11.3847


                          TRANSACTIONS BY OFFSHORE
                       ---------------------------------

                  NO. OF SHARES          NO. OF SHARES            PRICE PER
TRADE DATE        PURCHASED (1)              SOLD (1)             SHARE (2)
----------        -------------          -------------            ---------
07/22/08                 0                     6600               17.25
09/09/08                 0                     1100               13.475
09/10/08                 0                     1500               13.1817
09/11/08                 0                      500               13.29
09/11/08                 0                      400               13.35
09/11/08                 0                      300               13.28
09/18/08                 0                      400               11.3847


                          TRANSACTIONS BY OFFSHORE II
                       ---------------------------------

                  NO. OF SHARES          NO. OF SHARES            PRICE PER
TRADE DATE        PURCHASED (1)              SOLD (1)             SHARE (2)
----------        -------------          -------------            ---------
07/22/08                 0                     5400               17.25
07/31/08              1000                        0               17.50
08/29/08              1000                        0               15.85
09/09/08                 0                      900               13.475
09/10/08                 0                     1200               13.1817
09/11/08                 0                      400               13.29
09/11/08                 0                      300               13.35
09/11/08                 0                      200               13.28
09/18/08                 0                      300               11.3847

                          TRANSACTIONS BY INSTITUTIONAL
                       ----------------------------------

                  NO. OF SHARES          NO. OF SHARES            PRICE PER
TRADE DATE        PURCHASED (1)              SOLD (1)             SHARE (2)
----------        -------------          -------------            ---------
07/22/08                 0                     7100               17.25
09/09/08                 0                     1800               13.475
09/10/08                 0                     2500               13.1817
09/11/08                 0                      900               13.29
09/11/08                 0                      600               13.35
09/11/08                 0                      500               13.28
09/18/08                 0                      600               11.3847


                            TRANSACTIONS BY ENHANCED
                       ---------------------------------

                  NO. OF SHARES          NO. OF SHARES            PRICE PER
TRADE DATE        PURCHASED (1)              SOLD (1)             SHARE (2)
----------        -------------          -------------            ---------
07/22/08                 0                     1500               17.25
08/12/08              5100                        0               15.9848
09/10/08                 0                     1400               13.1817
09/11/08                 0                      200               13.29
09/11/08                 0                      200               13.35
09/11/08                 0                      200               13.28
09/18/08                 0                      200               11.3847


                       TRANSACTIONS BY A&T FOR MANANGED ACCOUNT
                    ----------------------------------------------

                  NO. OF SHARES          NO. OF SHARES            PRICE PER
TRADE DATE        PURCHASED (1)              SOLD (1)             SHARE (2)
----------        -------------          -------------            ---------
07/22/08                 0                     2900               17.25
09/09/08                 0                      700               13.475
09/10/08                 0                     1000               13.1817
09/11/08                 0                      400               13.29
09/11/08                 0                      200               13.35
09/11/08                 0                      200               13.28
09/18/08                 0                      300               11.3847


(1) Transactions were effected in the open market and otherwise in transactions with Broker-Dealers.
(2) Excludes commissions and other execution related costs.